LEATT® CORPORATION 50 Kiepersol Crescent, Atlas Gardens Contermanskloof, Durbanville,7550 Cape Town, Republic of South Africa t. +27 (0) 21 557 7257; f. +27 (0) 21 557 7381

June 15, 2012

By EDGAR Transmission

Loan Lauren P. Nguyen
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Leatt Corporation
Registration Statement on Form 10-12G
Filed April 30, 2012
File No. 000-54693

Dear Ms. Nguyen:

We hereby submit the responses of Leatt Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 25, 2012, providing the Staff’s comments with respect to the Company’s registration statement on Form 10-12G filed on April 30, 2012 (the “Form 10”), along with Amendment No. 1 to the Form 10 (the “Amendment”).

We understand and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
June 15, 2012

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE: We have revised our disclosures in the Amendment to reflect that we qualify as an “emerging growth company,” as defined in Title I of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company is defined as an issuer, including a foreign private issuer, with less than $1 billion of total annual gross revenues during the most recently completed fiscal year. The Staff has interpreted “total annual gross revenues” to mean total revenues as presented on the income statement presentation under U.S. GAAP, which for the Company was $17.9 million for the fiscal year ended December 31, 2011.

We will retain our status as an emerging growth company until the earlier of: (1) the fifth anniversary of the date we first sold securities pursuant to an IPO registration statement; (2) the last day of the fiscal year in which we first exceed $1 billion in annual gross revenues; (3) the time we become a large accelerated filer (an SEC registered company with a public float of at least $700 million); or (4) the date on which we have, within the previous three years, issued $1 billion of nonconvertible debt, whether issued in a registered or unregistered offering and whether or not it is still outstanding at the determination date.

The JOBS Act provides scaled disclosure provisions for us, including, among other things: (a) permitting us to include only two years of audited financial statements in a registration statement filed under the Securities Act of 1933 for an IPO of common equity securities; (b) allowing us to comply with the smaller reporting company version of Item 402 of Regulation S-K (Executive Compensation); and (c) removing the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting in accordance with Section 404(b) of the Sarbanes-Oxley Act of 2002. The JOBS Act also exempts us from the following additional compensation-related disclosure provisions that were imposed on U.S. public companies pursuant to the Dodd-Frank Act: the advisory “say-on-pay” vote on executive compensation required under Section 14A(a) of the Exchange Act; the Section 14A(b) requirements relating to shareholder advisory votes on golden parachute compensation; the Section 14(i) requirements for disclosure relating to the relationship between executive compensation and financial performance of the issuer; and the requirement of Dodd-Frank Act Section 953(b)(1), which will require disclosure as to the relationship between CEO and median employee pay.

Division of Corporation Finance
June 15, 2012

Accordingly, we have included the following risk factor in the Amendment:

We are an "emerging growth company," and may elect to avail ourselves of scaled public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We could be an "emerging growth company" for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which we expect will be pursuant to a Registration Statement on Form S-8 or on Form S-1. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three year period, we would cease to be an "emerging growth company" prior to the end of such five year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under Section 102(b)(1) of the JOBS Act, "emerging growth companies" can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we are irrevocably electing not to avail ourselves of this extended transition period for compliance with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies.

2.

Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and re-filing it.

RESPONSE: We note your comment and will act accordingly if we are unable to respond to all your comments before the effective date of our registration statement.

3.	Please provide us with mock-ups of any pages that include pictures or graphics to be presented that have not been included yet. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

RESPONSE: We did not include any pictures or graphics in the Amendment that were not already included in the Form 10.

4.	Please revise to provide legible graphics and remove images that are not created, owned or licensed by you. For example, we note that some graphics on pages 8 and 10 are either not legible or incomplete. In addition, please confirm to us that you depicted only your products or employees in the graphics included in the filing.

RESPONSE: We have included more legible graphics in the Amendment and have removed those that are not available in better resolution. All images included in the Amendment are created and owned by us.

Division of Corporation Finance
June 15, 2012

5.	Please define acronyms and industry terms after the initial instance that they are used such as “AMA” and “CIK.”

RESPONSE: We have defined all acronyms and industry terms included in the Amendment including CIK, which means Commission Internationale de Karting, and AMA, which means the American Motorcyclist Association.

6.	Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

RESPONSE: We have included financial statements for the three month-periods ended March 31, 2012 and 2011 in the Amendment.

Our Business, page 4

Overview of Our Business, page 4

7.	We note disclosure in the second paragraph stating that you have the right to use apparatus employing the Leatt-Brace technology. Please clarify whether you own the full rights to the new products developed and manufactured by you with the technology.

RESPONSE: We have revised our disclosure under “Our Intellectual Property” in the Amendment to distinguish our own patents and designs from the Leatt-Brace® technology licensed from Xceed Holdings, pursuant to the patent and royalty license agreement, or Licensing Agreement, dated March 1, 2006, between the Company and Xceed Holdings.

The following table lists the patents and designs licensed from Xceed Holdings:

Country	Application No	Patent No	Filing date	Invention Title	Status	Renewal Date
SOUTH AFRICA	2006/05044	2006/05044	2006/06/20	NECK BRACE	Granted	2012/11/26
BRAZIL	PI0416971-9		2006/05/26	NECK BRACE	Pending	2012/11/26
CANADA	2,547,855		2006/05/26	NECK BRACE	Pending	2012/11/26
CHINA	20048003507 2.4		2006/05/26	NECK BRACE	Pending
INDONESIA	W002006014 67		2006/06/19	NECK BRACE	Accepted
ISRAEL	175931		2006/05/25	NECK BRACE	Pending
JAPAN	2006541524	4553903	2006/05/26	NECK BRACE	Granted	2013/07/23
NORTH KOREA	06-2007	46322	2006/05/26	NECK BRACE	Lapsed	2011/11/26
	10-2006-
SOUTH KOREA	7012173	10-0904041	2006/06/19	NECK BRACE	Granted	2012/06/15
MOROCCO	PV29105	28229	2006/06/15	NECK BRACE	Granted	2014/11/26
MEXICO	JL/a/2006/000 026		2006/05/26	NECK BRACE	Pending
MALAYSIA	PI 20062407		2006/05/25	NECK BRACE	Accepted
SINGAPORE	200808773-6		2006/05/26	NECK BRACE	Pending
USA	11/440,576	7,993,293	2006/05/25	NECK BRACE	Granted	09/02/2015
USA (broad)	11/690,412	8,002,723	2007/03/23	NECK BRACE	Granted	23/02/2015
USA (continuation)	13/206,312		2011/08/09	NECK BRACE	Pending
EURASIA	200601049	10815	2006/06/26	NECK BRACE	Granted	2012/11/26
AUSTRALIA	2004293118		2003/06/23	NECK BRACE	Accepted - Opposed	2012/11/26

Division of Corporation Finance
June 15, 2012

INDIA	2315/CHENP/ 2006		2006/06/26	NECK BRACE	Pending
NORWAY	20062971	327461	2006/06/26	NECK BRACE	Granted	2012/11/26
NEW ZEALAND	548068	548068	2006/06/22	NECK BRACE	Granted	2012/11/26
VIETNAM	1-2006-01015		2006/06/26	NECK BRACE	Pending
EUROPE	04816084.0	1696842	2006/06/22	NECK BRACE	Granted - Opposed
EUROPE (DIV)	09165346.9	2113231	2009/07/13	NECK BRACE	Granted
GERMANY	04816084.0	6020040259 75,6	2006/06/22	NECK BRACE	Granted	2012/11/26
FRANCE	04816084.0	1696842	2006/06/22	NECK BRACE	Granted	2012/11/26
UK	04816084.0	1696842	2006/06/22	NECK BRACE	Granted	2012/11/26
SWITZERLAND	04816084.0	1696842	2006/06/22	NECK BRACE	Granted	2012/11/26
SPAIN	04816084.0	2342402	2006/06/22	NECK BRACE	Granted	2012/11/26
ITALY	04816084.0	1696842	2006/06/22	NECK BRACE	Granted	2012/11/26
NETHERLANDS	04816084.0	1696842	2006/06/22	NECK BRACE	Granted	2012/11/26
TAIWAN	97109256		2008/03/17	SSS BRACE	Accepted
SOUTH AFRICA	2009/03522	2009/05/21	2009/05/21	SSS BRACE	Granted	2012/10/26
BRAZIL	PI07180047		2009/04/27	SSS BRACE	Pending	2012/01/26
CHINA	2007 80047024.0		2009/06/19	SSS BRACE	Pending
JAPAN	2009-534037		2009/04/27	SSS BRACE	Pending
USA	12/447,452		2009/04/27	SSS BRACE	Pending
AUSTRALIA	2007310441	2007310441	2009/05/20	SSS BRACE (clip)	Granted	2012/10/26
AUSTRALIA	2011201521		2011/04/05	SSS BRACE (tether)	Accepted
EUROPE	07826882.8		2009/05/26	SSS BRACE	Pending	2012/10/26
NEW ZEALAND	577131	577131	2009/05/21	SSS BRACE (clip)	Granted	2014/10/26
NEW ZEALAND	592116	592116	2009/05/21	SSS BRACE (tether)	Granted	2012/02/10
USA	12/532,409		2009/09/21	TETHER PRE- TENSIONING	Pending
EUROPE	08719762.0		2009/10/12	TETHER PRE- TENSIONING	Accepted	2012/03/19
AUSTRALIA	2008 227867		2009/10/19	TETHER PRE- TENSIONING	Pending
USA	12/812,596		2010/07/12	MRX BRACE	Pending
AUSTRALIA	2009321240		2011/06/08	MRX BRACE	Pending	2014/11/26
BRAZIL	PI 0916012-4		2011/05/20	MRX BRACE	Pending	2012/02/25
CHINA	20098014755 8.X		2011/05/26	MRX BRACE	Pending
EUROPE	09801554.8		2011/05/31	MRX BRACE	Pending	2012/11/30
JAPAN	2011-537006		2011/05/19	MRX BRACE	Pending
SWITZERLAND	09165346.9	2113231	2009/07/13	NECK BRACE	Granted	2012/11/26
GERMANY	09165346.9		2009/07/13	NECK BRACE	Granted	2012/11/26
SPAIN	09165346.9		2009/07/13	NECK BRACE	Granted	2012/11/26
FRANCE	09165346.9	2113231	2009/07/13	NECK BRACE	Granted	2012/11/26
UK	09165346.9	2113231	2009/07/13	NECK BRACE	Granted	2012/11/26
ITALY	09165346.9	2113231	2009/07/13	NECK BRACE	Granted	2012/11/26
NETHERLANDS	09165346.9	2113231	2009/07/13	NECK BRACE	Granted	2012/11/26
SOUTH AFRICA	F2004/1128	F2004/1128	27-Aug-04	MOTO-R BRACE	Registered	2012/08/27
AUSTRALIA	10790/2005	303171	28-Feb-05	MOTO-R BRACE	Registered	2015/02/28

Division of Corporation Finance
June 15, 2012

CHINA	20053000447 5.X	2005 3 0004475.X	28-Feb-05	MOTO-R BRACE	Registered	2013/03/16
EUROPE	000 304 225- 0001	000 304 225- 0001	28-Feb-05	MOTO-R BRACE	Registered	2015/02/28
NEW ZEALAND	405910	405910	28-Feb-05	MOTO-R BRACE	Registered	2014/08/27
USA	29/224,261	D552,742	28-Feb-05	MOTO-R BRACE	Registered
SOUTH AFRICA	F2004/1239	F2004/1239	17-Sep-04	MOTO-GPX BRACE	Registered	2012/09/17
USA	29/225,477	D542,919	17-Mar-05	MOTO-GPX BRACE	Registered
EUROPE	000 312 061- 0001	000 312 061-0001	17-Mar-05	MOTO-GPX BRACE	Registered	2015/03/17
NEW ZEALAND	405978	405978	16-Mar-05	MOTO-GPX BRACE	Registered	2014/09/17
CHINA	20053000910 0.2.	2005 3 0009100.2	16-Mar-05	MOTO-GPX BRACE	Registered	2013/03/16
AUSTRALIA	11036/2005	305138	15-Mar-05	MOTO-GPX BRACE	Registered	2015/03/15
SOUTH AFRICA	F2006/01661	F2006/0166 1	26-Oct-06	SSS BRACE	Registered	2012/10/26
USA	29/279,249	D631,167	24-Apr-07	SSS BRACE	Registered
EUROPE	000 711 130- 0001	000 711 130- 0001	20-Apr-07	SSS BRACE	Registered	2017/04/20
USA	29/284,258	D592,310	04-Sep-07	2006 GPX-BRACE	Registered
EUROPE	000 785 373- 0001	000 785 373- 0001	06-Sep-07	2006 GPX-BRACE	Registered	2015/09/06
USA	29/325,870	D633,623	07-Oct-08	DAMPER BRACE	Registered

The following table lists our own patents and designs:

COUNTRY	Application No	Patent No	Filing date	Grant date	Invention Title	Status	Renewal Date
Held by Leatt Corporation
USA (CIP)	11/778,840	7,846,117	7/17/2007	12/7/2010	DAMPER BRACE	Granted	6/7/2014
AUSTRALIA	2008277318		1/25/2010		DAMPER BRACE	Accepted	7/17/2013
EUROPE	8789345.9		1/15/2010		DAMPER BRACE	Abandoned	7/17/2012
USA (NAT					DAMPER
PHASE)	12/669,792		1/19/2010		BRACE	Pending
USA	12/598,383		10/30/2009		BACK PROTECTOR	Pending
AUSTRALIA	2,008,243,788		11/9/2009		BACK PROTECTOR	Accepted	4/30/2013
BRAZIL	PI0810464-6		10/21/2009		BACK PROTECTOR	Pending	7/30/2012
EUROPE	8738037.4		11/24/2009		BACK PROTECTOR	Pending	4/30/2012
PCT	PCT/IB2010/054 446		10/1/2010		CHEST PROTECTOR	Pending

Division of Corporation Finance
June 15, 2012

UK	1119264.8		11/8/2011		KNEE BRACE	Pending
UK	1118611.1		10/27/2011		CRS	Pending
USA	29/297,349	D609,815	11/8/2007	2/9/2010	Leatt Sock Kit	Registered
USA	29/381,768	D649,649	12/22/2010	11/9/2011	STX Brace	Registered
	001 251 508-	001 251 508-
EUROPE	0001	0001	12/23/2010	1/7/2011	STX Brace	Registered	12/23/2015
AUSTRALIA	15733/2010	334789	12/23/2010	1/24/2011	STX Brace	Registered	12/23/2015
JAPAN	2010-031383	1422456	12/28/2010	8/5/2011	STX Brace	Registered	8/6/2012
Held by Three Eleven Distribution (Pty) Ltd.
BRAZIL	PI0618410-3		4/11/2008		HELMET	Pending	1/12/2013
		ZL2006800380
CHINA	200680038079.0	79.0	4/14/2008	12/11/2010	HELMET	Granted	10/13/2012
INDONESIA	W00200801199		5/28/2008		HELMET	Pending
	1863/KOLNP/20
INDIA	08		5/8/2008		HELMET	Pending
USA	12/280,105		8/20/2008		HELMET	Pending
HONG KONG	08112556.3	HK 1120 708	11/17/2008	8/27/2010	HELMET	Granted	10/13/2013
		60 2006 010
GERMANY	06809017.4	418.9-08	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012
FRANCE	06809017.4	1933656	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012
UK	06809017.4	1933656	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012
ITALY	67618/BE/2010	1933656	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012
NETHERLANDS	06809017.4	1933656	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012
AUSTRIA	06809017.4	AT-E 0447866	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012
SPAIN	06809017.4	1933656	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012
SWEDEN	06809017.4	1933656	3/31/2008	11/11/2009	HELMET	Granted	10/13/2012

* The Patent Cooperation Treaty, or PCT, is an international agreement for filing patent applications having effect in up to 117 countries. Under the PCT, an inventor can file a single international patent application in one language with one patent office in order to simultaneously seek protection for an invention in up to 117 countries throughout the world.
____________________

Patents applicable to specific products extend for varying periods according to the date of patent application filing or patent grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country. Issued patents or patents based on pending patent applications or any future patent applications may not exclude competitors or may not provide a competitive advantage to us. In addition, patents issued or licensed to us may not be held valid if subsequently challenged and others may claim rights in or ownership of such patents. In addition, the validity and breadth of claims in protective gear technology patents involve complex legal and factual questions and, therefore, the extent of their enforceability and protection is highly uncertain.

8.

Please revise to explain what the accreditation process entails and what it means to have your products accredited by these organizations. Also clarify whether the accreditation process is not mandatory. Additionally, revise to disclose that you cannot guarantee that you will receive the accreditations. Revise the Risk Factors section accordingly.

RESPONSE: We have revised our disclosure in the Amendment to clarify as follows, that all Leatt products are compliant with applicable European Union directives, or CE certified, where appropriate. European Economic Community, or EEC, directive 89/686/EEC imposes mandatory accreditation of all Personal Protective Equipment, or PPE, products offered for sale in the EEC, including the Company’s Leatt-Brace® and body protection products. This means that these products must comply with: the basic Health and Safety requirements of the directive; certain chemical innocuousness tests prescribed in EN 340:2003 - Protective clothing - General

Division of Corporation Finance
June 15, 2012

Requirements; and the requirements relating to usage, care, cleaning, sizing and other information supplied with the product.

In addition to the minimum requirements the Company complies with certain European Standards, or EN, specific to certain categories of PPE. An EN is a standard that has been adopted by one of the three recognized European Standardisation Organisations (ESOs): CEN, CENELEC or ETSI. It is produced by all interested parties (including manufacturers, users, consumers and regulators of a particular material, product, process or service) through a transparent, open and consensus based process. In the Company’s case these are the EN standards: EN 14021 Stone Shields; EN 1621-1 Limb Protectors; EN 1621-2 Back Protectors; and EN 1621-3 Chest Protectors. These standards are more performance related and, among other things, measure the performance of PPE at various intensity levels and under different environmental conditions. They also prescribe product labeling, tests for user comfort and ease of use. Also, where no specific standards exist such as with the brace, the ESO may, at its discretion, require tests that it thinks are appropriate.

We have also sought certification for certain of our products, such as the Moto R neck brace, by the SFI Foundation (USA), or the SFI. To attain SFI certification, a safety device must, every five years, pass a series of impact sled tests with an instrumented crash test dummy at a SFI accredited test lab, as well as flammability tests on various parts of the safety device. These tests are done according to the SFI38.1 specification which can be found at http://www.sfifoundation.com. SFI 38.1 accreditation is mandatory for any safety device that is used by participants in SFI sanctioned events worldwide (except for V8 racing in Australia). We also voluntarily submitted our Moto GPX neck brace to be tested by the in-house engineers of BMW Motorrad (Germany) and to be reviewed by KTM (Austria). We believe that such testing, while not mandatory, provides validation for our product’s performance.

The Company is also in discussions with governing and racing bodies, such as the Fédération Internationale de l'Automobile (FIA), the Fédération Internationale de Motocyclisme (FIM) and the National Association for Stock Car Auto Racing (NASCAR), to have the Leatt-Brace® accredited by these bodies. To acquire NASCAR accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the safety device must undergo review and a series of NASCAR specific tests by NASCAR’s technical panel to ensure that it meets all the NASCAR safety requirements. NASCAR accreditation is mandatory for any safety device that is used by participants in NASCAR events. To acquire FIA accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the device must undergo review by a FIA technical panel, which reviews the device in accordance with FIA Standard 8858-2010 -Frontal Head Restraint (FHR) System and conduct more product specific testing if necessary. This standard can be found at: http://argent.fia.com/web/fiapublic.nsf/A12FB1536667511BC12578B700714F94/$FILE/8858-2010_Frontal_Head_Restraint.pdf. FIA accreditation is mandatory for any safety device that is used by participants in FIA sanctioned events worldwide. While there is currently no official accreditation for FIM sanctioned events, we have submitted test documents for FIM review. We cannot guarantee that we will secure any of these accreditations.

9.

We note that your products are manufactured in China by third-party manufacturers. Please advise whether you have material agreements with these third-party manufacturers. Also provide an analysis explaining why you are not required to file the agreements with these third-party manufacturers.

RESPONSE: Our products are manufactured in China under outsource manufacturing arrangements with third-party manufacturers located there. We do not currently have written agreements with these entities but will include any such future written agreement with our periodic filings.

We have expanded our disclosure in the Amendment to reflect that, upon internal determination of order quantities, we order from these third-party manufacturers by means of issuing a manufacturing purchase order. The purchase price for each such order is negotiated with the manufacturer and then a deposit of between 10 – 30% of the total purchase order value is made with the manufacturer upon receipt of the manufacturer’s invoice reflecting quantities ordered and negotiated price. The standard agreed on lead time from order date to ship-ready date is 70 days, and our usually agreed on shipping terms are FOB (Port). Products purchased through international sales are usually shipped directly from our manufacturers’ warehouses or points of dispatch to customers or their import agents.

Division of Corporation Finance
June 15, 2012

During production, we measure the manufacturer’s on-time performance to determine whether to continue our outsource relationship. We utilize outside consultants and our own employees to ensure the quality of our products through regular on-site product inspections. Such quality inspections are conducted in conformance with ISO/IEC 17025 specifications at the manufacture’s premises and penalties are levied against a manufacturer if any delay in shipment to customers or customer rejection or non-acceptance is caused by quality issues. The balance of the open invoices are paid to the manufacturer six weeks after successful inspection.

10.	Please clarify that your product is not required to be approved by the FDA.

RESPONSE: We have clarified in the Amendment that our products are not required to be approved by the United States Food and Drug Administration.

Our Industry and Market Trends, page 6

Off-Road Motorcycle Market, page 6

11.

Please advise us whether the data provided in this section was obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please also provide us with copies of these industry reports and revise your disclosure to reference your sources of information.

RESPONSE: The data provided in our disclosure was obtained from data published in the October 2011 issue of RacerX, available at http://filterpubs.com/mediakit/Apparel/Apparel_PAGE2.html. RacerX is a publicly available industry magazine and so no consents were required.

Our Industry and Market Trends, page 6

12.

We note that the industry statistics disclosed in this section discuss markets which are broader than your current business and operations. To the extent that industry statistics are included in subsequent amendments, please revise this section to discuss industry statistics which are directly related to your current business and operations. We note that you manufacture and sell neck braces and other protective gear.

RESPONSE: Our products are primarily used by participants in the off-road motorcycle market and the recreational vehicle market. As such we believe that the performance of these markets will have a direct impact on our business and operations. We have clarified our disclosure in the Amendment to reflect as follows that:

Our products are primarily used by participants in the off-road motorcycle market and the recreational vehicle market and we believe that the performance of these markets have a direct impact on our business and operations.

Off-Road Motorcycle Market

Our products have their roots in the off-road motorcycle market. Our revolutionary neck brace was invented by Dr. Leatt to protect from catastrophic neck injuries after he witnessed the death of a fellow off-road motorcycle rider the weekend after his son’s riding debut. As a result, our original products target participants in off-road cycling activities such as BMX racing and downhill racing. According to a RacerX magazine October 2011 reader survey, available at http://filterpubs.com/mediakit/Apparel/Apparel_PAGE2.html, approximately 45% of riders still do not wear a neck brace for protection.

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The same RacerX survey shows that, as at October 2011, we had an approximately 74% market share for neck braces and 2.9% of the market share for chest protectors in the U.S. market, which represents approximately 50% the world market. We believe that we have gained our market share, largely due to the innovation and quality of our products, the growth of the market, our increased marketing efforts and our steps to secure our international patents and protect our patents from infringement.

Other Recreational Markets

We also design and sell neck braces for use by participants in other recreational sports such as ATV, go-kart and snowmobile users, race-car drivers and participants in other sports where a full face helmet should be worn. As a result, our overall performance in the market is also affected by the performance of these industries, especially in jurisdictions where the use of helmets are compulsory.

Our Products, page 7

13

We note your disclosure in the first paragraph of this section that you design, develop, distribute and market “over 1,000 products, parts, and accessories.” Please revise to also disclose how many products you market, excluding parts and accessories and provide additional details regarding your main products and the types of derivative products. Due to the number of products, consider including the information in tabular format describing the major product categories. Please revise to provide support for your belief that the GPX Pro and the DBX Pro are “the lightest and most comfortable neck braces on the market” or delete this statement.

RESPONSE: We have expanded our disclosure in the Amendment to reflect clarify that the Company designs, develops, distributes and markets parts and accessories based on the Leatt-Brace®, a patented neck protection system for all helmeted sports. The following table sets out the type of neck braces currently sold by the Company:

Product Category	Models	Description
NECK BRACES:
GPX	These neck braces are designed of off-road motorcycle riders.
	LEATT GPX Pro	The Pro brace features a fully ventilated carbon-fiber chassis with completely redesigned, open-cell padding and all aluminum hinges and bracket. It is the lightest brace in the range weighing 600g ±50g.
	LEATT GPX Club 3	The Club 3 chassis is constructed with High Impact Polymer (LHIP) that improves its durability in a greater range of temperatures. It has a 5-way adjustability allows for a wide range of body shapes and body sizes, creating a better, more comfortable fit.
	LEATT GPX Adventure 3	The Adventure 3 is the entry-level brace in this category. Its 3-way adjustability allows it to fit different body shapes and sizes. The Adventure 3 lacks just the front and rear table height adjustments of its more expensive counterpart.
DBX	These neck braces are for downhill and BMX riders.
	LEATT DBX Pro	The Pro brace features a fully ventilated carbon-fiber chassis with completely redesigned, open-cell padding and all aluminum hinges and bracket. It is the lightest brace in the range weighing 600g ±50g.

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	LEATT DBX Comp 3	The Comp 3 chassis is constructed of High Impact Polymer (LHIP) that improves its durability in a greater range of temperatures. The 5-way adjustability, including for theheight of its front and rear tables, allows for a wide range of body shapes and body sizes, creating a better, more comfortable fit.
	LEATT DBX Ride 3	The Ride 3 is the entry-level brace in this category. Its 3-way adjustability allows it to fit different body shapes and sizes. The Ride 3 lacks just the front and rear table height adjustments of its more expensive counterpart.
STX	These neck braces are for street commuters.
	LEATT STX Jason Britton	This product is intended for use by all types of street riders. It features a quick and easy no-tool adjustable fit, with folding scapula wings that adapt to an outside back protector and hump, and a molded padding solution for an extra low profile. The foldingscapula wings also permit easy storage.
	LEATT STX Road	This product is intended for use by all types of street riders. It features a quick and easy no-tool adjustable fit, with folding scapula wings that permit easy storage and adapt to an outside back protector and hump, and a molded padding solution for an extra low profile.
SNX	These neck braces are for snowmobile riders.
	LEATT SNX Pilot	This neck brace features the AFC - Special low temperature resin material with a non- snow sticking padding. It includes a waterproof and breathable weather collar and sports fully adjustable front and rear tables.
Kart	These neck braces are for karting riders.
	LEATT Kart	This neck brace features a special Kart angle for improved function and fit. It also has fully adjustable front and rear tables.
CHEST PROTECTORS:
	LEATT Adventure Lite	This protector is designed to fit with the Leatt neck brace. t is made of tough HDPE plastic and washable bio-foam and includes a BraceOn® brace strap to improve fit.
	LEATT Adventure Jr	This protector is designed especially for children and is designed to fit with the Leatt neck brace. It is made of tough HDPE plastic and washable bio-foam and also includes a BraceOn® brace strap to improve fit.This product also has elbow/shoulder protection
	LEATT Adventure Pro	This protector is designed to integrates perfectly with the Leatt neck brace. It has all the qualities of the Leatt Adventure Jr., but the back of protector is made with SaS-TeC impact absorbing material which meets the highest level of CE approval (EN 1621-2 level 2). This is the Company’s top-of-the-line outside chest protector.
	LEATT Adventure	This Protector is designed to fit with the Leatt neck brace. It is made of tough HDPE plastic and washable bio-foam and includes a BraceOn® brace strap to improve fit. This product also has elbow/shoulder protection.
BODY PROTECTORS:
	Body Protector LEATT Adventure	This body protector is designed to be used with either an under or over shirt fitting of the Leatt neck brace . This product features zip off arms and height adjustable waist belt and the BraceOn® brace strap to improve fit.
	Body Vest LEATT Adventure	This body vest is designed to be used with either an under or over shirt fitting of the Leatt neck brace. This product features a height adjustable waist belt and the BraceOn® brace strap to improve fit.

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Body Vest LEATT Adventure Lite	This lighter version of the Body Vest Leatt Adventure is designed to be used with either an under or over shirt fitting of the Leatt neck brace. This product features a height adjustable waist belt and the BraceOn® brace strap to improve fit.
Back Protector LEATT Adventure	This back protector is designed to be used with either an under or over shirt fitting of the Leatt neck brace. This product permits individual movement of body, brace and protector.
Body Vest LEATT Adventure Lite Jr	This body vest is designed to be used with either an under or over shirt fitting of the Leatt neck brace. This product features the BraceOn® brace strap to improve fit and is sold in two Junior sizes.
Cooling Vest LEATT Coolit	This product is made from a patented Hyperkewl® cooling fabric that is designed to lower the body temperature. . It fits snugly on the body under a body protectors and is light weight.
Cooling Tee LEATT Coolit	This product is also made from the patented Hyperkewl® cooling fabric that is designed to lower the body temperature. It fits snugly on the body under a body protectors and is light weight

We have removed the statement of our belief that the GPX Pro and the DBX Pro are the future of neck protection, that they are the lightest and most comfortable neck braces on the market, and that they firmly establishes the Company as a technological leader.

14.

We note that you have received a number of awards. If these awards are generally known or industry-wide, please briefly describe criteria for each award. In the alternative, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context or remove references to nominal or honorary awards.

RESPONSE: The Leatt-Brace® products have won a series of awards and accolades since 2007, including the following:

  Motocross Action: Leatt-Brace GPX awarded 5/5 Star Product Rating (2007) and Decade’s Most Significant Product (awarded by an industry magazine based on comfort, fit and safety)

  Transworld MX: Editors Choice-Leatt Brace Adventure awarded Best New Product of Year (2009) (selected by editors of an industry magazine with no published criteria)

  ISPO Brandnew Awards: Leatt-Brace DBX awarded Best Protection at Bike Expo (2010) (Bike Expo is an annual gathering of industry participants)

  Transworld MX: Leatt GPX Pro Best Product of the Year (2011) (selected by editors of an industry magazine, based on comfort and safety)

  Motocrossgear.com: Perfect Score to New 2012 Leatt-Brace Chest Protector Adventure Pro (selected by an industry website, based on looks, comfort and safety)

Division of Corporation Finance
June 15, 2012

15.	Please briefly explain the CE certification process and indicate whether there is a similar certification in the United States.

RESPONSE: We have disclosed the CE certification process in our response to Comment 8 above. Our products are not subject to a similar certification in the United States.

16.	Please revise the last paragraph on page 7 to also include your sales numbers for your most recent fiscal quarter.

RESPONSE: We have expanded our disclosure in accordance with your request to reflect that we believe that the quality of Leatt-Brace® products has resulted in increased sales since inception. We have sold in excess of 425,000 units of Leatt-Brace® products worldwide to date, with 79,977 units sold in 2010; 90,982 units sold in 2011 and 14,380 units sold in the first quarter of 2012, already representing a year on year increase in units sold. Approximately 9% of our 2010 unit sales were from our new DBX bicycle brace. This number has increased to 15% of unit sales in 2011 and 11% of unit sales in the first quarter of 2012. Our new STX street brace, which was introduced to the market in 2011, accounted for 6% of unit sales in 2011 and 4% of unit sales in the 2012 first quarter.

Leatt Protection Range, page 8

17.

We note your disclosure that you “expect to release further new hard and soft protection products in May 2013.” Please revise to provide balancing disclosure that there is no guarantee that you will release new products.

RESPONSE: We note your comment and we have removed the disclosure.

18.	Please revise to provide support for your disclosure that Leatt Adventure Chest Protector was awarded a perfect score. Alternatively, revise to remove such marketing disclosure.

RESPONSE:  The Leatt Adventure Chest Protector was awarded a perfect score (10/10) in a product evaluation done on Motocrossgear.com, an industry website. A copy of the screen discussing the award along with a copy of the Company’s press release at the time is included at Annex A hereto.

Manufacturing, page 8

19.

Please revise to disclose the name of your “primary production partner” as this information appears material. In addition, please advise whether your outsource manufacturing arrangements with third-party manufacturers are material agreements required to be filed as exhibits to you registration statement. Refer to Item 601 of Regulation S-K.

RESPONSE: We have changed our references from “primary production partner” throughout the Amendment to reference our third-party manufacturing relationships which vary from period to period. Please see the discussion of our manufacturing arrangements in our response to Comment 9 above.

Raw Materials and Suppliers, page 8

20.

Please disclose the “highly specialized protection materials” that you use to produce your products. Also advise whether the protection materials are limited. If material, disclose the amount that you spend to acquire such materials.

RESPONSE: We have expanded our disclosure in the Amendment to clarify that we directly source and pay for highly specialized protection materials, SaS-tec and WinBoss, for use in the production of our products, and that these protection materials are freely available. Furthermore, in the event that we need to maintain a specified production capacity, we may acquire raw materials on behalf of a third-party manufacturer to secure such production capacity.

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Our Customers, page 9

21.	Please name each customer who accounted for ten percent or more of your consolidated revenues. Refer to Item 101(c)(vii) of Regulation S-K.

RESPONSE: We have clarified our disclosure in the Amendment to reflect that none of our customers account for more than 10% of our consolidated revenues.

Advertising and Marketing, page 9

22.

Please revise your disclosure to provide support for the numbers included in the second paragraph of this section and state that there is no guarantee that the number of your distributors and dealers, or your product offerings and market segments, will grow.

RESPONSE: We have expanded our disclosure under the Advertising and Marketing heading in the Amendment to reflect that, although we first gained market recognition through customer word-of-mouth and later through third-party articles and reviews of the Leatt-Brace® in motorcycle and racing magazines, and unsolicited and unpaid endorsements from current and former celebrity motocross (and other) riders, we now advertise our products in various motorsport industry magazines and in related online media. We also enhance our image through the sponsorship of sporting events, teams and individuals.

We believe that, as a result of our marketing efforts, and based on our internal marketing estimates, we have approximately 2,451 distributors and dealers stock Leatt products in the U. S. and approximately 197 distributors and dealers in South Africa. We expect that the number of our distributors and dealers will also grow as the market segments that we sell to and our product offering grows but we cannot guarantee that this will be the case.

Our advertising and marketing expenses for the years ended December 31, 2011 and 2010 were $1,578,346 and $1,265,655, respectively, representing approximately 9% of our revenues for each period, and for the quarters ended March 31, 2012 and 2011 were $231,389 and $371,050, respectively, representing approximately 7% and 13% of our revenues for each period. The increase in advertising and marketing expenses during the fiscal year 2011 period was attributable to the introduction of our increased range of products to new global markets, while the decrease in such expenses during the first quarter of 2012 was attributable to the changed seasonality of our advertising and marketing expenditure.

Our Growth Strategy, page 10

23.	Please revise to clarify the process of picking your international distributors. In this regard, we note your disclosure that they are “hand-picked by [your] management team.

RESPONSE: We have expanded our disclosure under Our Growth Strategy as follows to clarify our process for selecting our international distributors:

  Regional Distributors. Our product range has attracted the interest of global retailers and distributors of protective gear for motor and extreme sports, as well as automotive and motorcycle manufacturers and racing teams like the KTM teams. The resultant interest and the expected demand for our products have prompted us to change our production and distribution strategy in order to cater to this demand. In November 2007, we established Two Eleven, our wholly owned California subsidiary, to manage and control the distribution of our products, particularly in the United States. We distribute products to international consumers through a network of international distributors who are selected by our management team based on their financial status and creditworthiness, their location in major geographic location, their marketing and media presence, their portfolio of leading motorcycle brands and accessories, and their reputation among industry players. We are also in discussions with various suppliers of motor sports protective gear in various regions throughout the world, including Europe, Asia, South America, Middle-East, in an effort to improve our network of distributors and dealers worldwide, with emphasis on emerging markets such as the Middle-East and South America. We believe that regional distributors will better promote our products in the designated regions and expand our global customer base.

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24.	Please revise the second-to-last bullet point in this section to clarify in which country or countries you intend to lobby for the passage of legislation prescribing the use of your products.

RESPONSE: We have revised our disclosure under this heading, as follows, to clarify that we intend to promote the passage of standards and regulations prescribing the use of safety products such as ours by riders in South Africa as well as in other markets where we sell our products.

Lobbying Efforts Mandating Use of Our Products. We intend to promote the military use of our products to foreign governments worldwide, as well as promote the passage of standards and regulations prescribing the use of safety products such as ours by riders in South Africa as well as in other markets where we sell our products. We also intend to pursue large insurance carriers to mandate or incentivize their insured riders and/or drivers to wear safety products such as ours.

Our Research and Development Efforts, page 10

25.

We note your disclosure that all of your “products have achieved CE certification when necessary.” Please revise to clarify the number and/or percentage of your products that required CE certification.

RESPONSE: As discussed in our response to Comment 8 above, CE accreditation of all PPE products offered for sale in the EEC is subject to Directive 89/686/EEC and is therefore mandatory. Accordingly, all Leatt-Braces®, chest protectors and body protection products are CE certified. Only our peripheral products such as jackets, clothing, and caps are not covered.

Competition, page 11

26.	Please advise whether there are a small number of dominant competitors in your industry. If so, please revise this section to name your major competitors. Refer to Item 101(c)(x) of Regulation S-K.

RESPONSE: We have revised our disclosure in the Amendment to reflect that there a small number of dominant competitors in the neck brace and body protection market. According to the October 2011 RacerX survey discussed elsewhere herein and available at http://filterpubs.com/mediakit/Apparel/Apparel_PAGE2.html, our major competitors in the neck brace market is Alpinestars S.p.A and EVS Sports, and our major competitors in the body protection market is Thor Motocross and Fox Racing.

Our Competitive Strengths, page 11

27.

Please revise to remove the phrases “unique product,” “proven track record,” “a great deal of experience,” “superior efficiencies,”“powerful brand,” “strong brand,” and “ideally placed,” as we view this as marketing language that is inappropriate for a registration statement.

RESPONSE: We note your comment and we have removed the language in accordance with the Staff’s request.

28.	Please substantiate your statement that you produce products at “low cost” and “high quality.”

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RESPONSE: We have revised our disclosure under Competitive Strengths in the Amendment to reflect as follows:

  Low Cost Manufacturing. We outsource our manufacturing to third-party manufacturers in order to produce large volumes of our products at a low cost without impairing quality. The manufacturing process remains subject to our strict quality control guidelines safeguarded by our employees and the third party inspectors who we hire as consultants to ensure that these guidelines are being implemented at the production point. We expect that the increase in expected sales volumes will contribute to a lower production cost per unit. We also expect to see a reduction in the cost price per unit to translate to better margins for our distributors and retailers. We ensure lower costs by benchmarking our costs, by renegotiating pricing with our manufacturers annually and by changing manufacturers where appropriate and necessary, however, we cannot guarantee that any reduction in the cost price per unit that will translate to greater margins.

29.

Please provide support for your statement that “due to the technical and revolutionary nature of the Leatt-Brace®, the Leatt brand is recognized by professional athletes and other sports enthusiasts worldwide.”

RESPONSE: Our statement that “due to the technical and revolutionary nature of the Leatt-Brace®, the Leatt brand is recognized by professional athletes and other sports enthusiasts worldwide,” is based on the professional endorsements such as the one from provided by injured motocross athlete, David Bailey, at http://www.vitalmx.com/videos/features/A-Message-From-David-Bailey,196/GuyB,64.

  Strong Brand Recognition. Due to the technical and revolutionary nature of the Leatt-Brace®, the Leatt brand is recognized by professional athletes, such as David Bailey, and other sports enthusiasts worldwide. We believe that consumers also trust the safety of our products, particularly due to our product testing and applicable CE certification. We believe that this brand recognition drives the sales of our products, regardless of the action of competitors and competitive products. A strong brand ensures market acceptance and facilitates market penetration of our new products. In order to bolster and grow the Leatt® brand, stringent quality control and assurance are our highest priority and our ongoing marketing, advertising and public relations efforts continue to stress the quality, safety and innovativeness of our products. With a strong brand, excellent brand awareness in our target markets and a passionate and dedicated distribution channel, we believe that we are ideally placed to leverage goodwill from our brand into future growth with innovative and non-innovative products.

Risk Factors, page 17

In Order to Grow at the Pace, page 17

30.	Please provide an estimate of additional financing you may require to implement your long-term growth strategies and disclose whether you have taken any steps to seek additional financing.

RESPONSE: We have revised our disclosure in the referenced risk factor to reflect, as follows that:

In order to grow at the pace expected by management, we may require additional capital to support our long-term growth strategies. If we are unable to obtain additional capital in future years, we may be unable to proceed with our plans and we may be forced to curtail our operations.

We currently meet our working capital requirements with cash flow provided by our operating activities and we expect to continue doing so for the foreseeable future. However, in the future we may require additional working capital to support our long-term growth strategies, including identifying suitable targets for horizontal or vertical mergers or acquisitions so as to enhance the overall productivity and benefit from economies of scale. If the uncertainty arising out of domestic and global economic conditions and the ongoing tightening of domestic credit markets persist, we may not be able to generate adequate cash flows or obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Even if we are able to get additional financing, it might not be on terms that are favorable to the Company. Furthermore, additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities, including registration rights. If we are unable to raise additional financing, we may be unable to implement our long-term growth strategies, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail operations.

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31.	We note disclosure on page 23 which states that fluctuations in fuel prices could have an effect on your operations. Please revise to include a risk factor highlighting the attendant risks.

RESPONSE: We have expanded our disclosure in the Amendment to include the following risk factor regarding fluctuations in fuel prices:

Significant fluctuations in fuel prices could have an adverse impact on our business and operations.

A significant portion of our revenue is derived from international sales and so significant fluctuations in fuel prices could adversely affect our business and operations. While fluctuations in fuel prices could lead to higher commuter costs which may encourage the increased use of motorcycles and bicycles as alternative modes of transportation and lead to an increase in the market for our protection products, significant fluctuations in world fuel prices could significantly increase the price of shipping or transporting our products which we may not be able to pass on to our customers.

We rely on patent and trade secret laws, page 18

32.	Please revise the risk factor to disclose the recent litigation with Atlas regarding patent infringement.

RESPONSE: We have revised the risk factor in the Amendment, as follows, in accordance with the Staff’s request:

We rely on patent and trade secret laws that are complex and difficult to enforce and we may not be able to prevent others from unauthorized use of our intellectual property. If we are not able to adequately secure and protect our patent, trademark and other proprietary rights our business may be materially affected.

The continued success of our business is dependent on our intellectual property portfolio consisting of globally registered trademarks, design patents and utility patents related to the Leatt-Brace®. We also rely on nondisclosure agreements and other methods to protect our intellectual property rights. However, the steps we have taken may be inadequate to prevent the misappropriation of our technology. In addition, the validity and breadth of claims in protective gear technology patents involve complex legal and factual questions and, therefore, the extent of their enforceability and protection is highly uncertain. Issued patents or patents based on pending patent applications or any future patent applications may not exclude competitors or may not provide a competitive advantage to us. In addition, patents issued or licensed to us may not be held valid if subsequently challenged and others may claim rights in or ownership of such patents. We cannot assure you that our competitors have not developed or will not develop similar products, will not duplicate our products, or will not design around any patents issued to or licensed by us.

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Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us.

We believe that a loss of these rights would harm or cause a material disruption to our business and, our corporate strategy is to aggressively take legal action against any violators of our intellectual property rights, regardless of where they may be. From time to time, we have had to enforce our intellectual property rights through litigation and we may be required to do so in the future. For example, on October 21, 2011, the Company sent a letter to a subsidiary of Atlas Brace Technologies (“Atlas”) notifying them that certain models of Atlas’ neck braces infringe on the Company’s patents, and demanding that Atlas should cease and desist the manufacture, use, offer and sale of such products. Instead of complying with the Company’s request, on December 1, 2011, Atlas filed suit against the Company in the U.S. District Court for the Central District of California, alleging patent infringement. On January 18, 2012, the Company a filed an answer with the Court, denying Atlas’ patent infringement claims and jointly countersuing Atlas (with Xceed) for patent infringement. The Company believes that Atlas’ case is without merit. Although we have intellectual property insurance to assist us in burdening the costs of expensive litigation, such litigation may result in substantial costs and could divert resources and management attention from the operations of our business.

We face an inherent business risk of exposure to claims, page 19

33.	Please revise to disclose the nature and extent of your product liability insurance coverage so investors have an understanding of the product liability risks you retain.

RESPONSE: We have revised our disclosure under the risk factor to reflect as follows:

We face an inherent business risk of exposure to claims that could have a material adverse effect on our operating results.

We face an inherent business risk of exposure to product liability claims arising from the claimed failure of our products to prevent the types of personal injury or death against which they are designed to protect. Plaintiffs may also advance other legal theories supporting claims that our products or actions resulted in some harm. We have not experienced any material uninsured losses due to product liability claims, but it is possible that we could experience material losses in the future. The Company has two main product liability insurance policies to attempt to manage this risk. We have a Commercial General Liability Policy covers bodily injury and/or property damage incurred in the U.S. and Canada, and personal and advertising injury there. We also have a Liability Insurance Policy that covers bodily injury and/or property damage worldwide (excluding North America). Although we carry product liability insurance, a successful claim brought against us could significantly harm our business and financial condition.

The management team collectively has the power, page 22

34.	Please reconcile the disclosure regarding the 67.7% stock ownership held by your management team with your beneficial ownership table on page 30.

RESPONSE: We have revised our disclosure in the risk factor to correct the percentage of total management holdings to 78.9% of our common stock (including our preferred stock as converted to common). This represents 49,847,564 shares of common stock and 2,400,000 shares of preferred stock (convertible into 240,000,000 shares of common stock) held by Dr. Christopher Leatt, 666,666 shares of common stock held by Jeffrey Guzy and 1,369,578 shares of common stock held by Zafiris M. Zafiropoulos, divided by 370,009,639 fully diluted shares.

The management team collectively has the power to make all major decisions regarding the company without the need to get consent from any stockholder or other person. This discretion could lead to decisions that are not necessarily in the best interests of minority shareholders.

Division of Corporation Finance
June 15, 2012

Our management team collectively owns 78.9% of our common stock (including our preferred stock as converted to common). Management, therefore, has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. The management team is in a position to elect all of our directors and to dictate all of our policies.

Note that this number still does not accord with the percentage disclosed in the beneficial ownership table which also includes unexercised options to purchase 520,000 shares of common stock held by Dr. Leatt and unexercised options to purchase 780,000 shares of common stock held by Sean Macdonald, in accordance with Section 13(d) of the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

Results of Operations, page 24

35.	Please quantify the impacts of changes in price and volume on your revenues and cost of revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: We have expanded our disclosure under Results of Operations in the Amendment in accordance with the Staff’s request as follows:

				Percentage
			$ Increase	Increase
Item	December 31 2011	December 31 2010	(Decrease)	(Decrease)
Revenues	17,878,727	14,330,072	3,548,655	25%
Cost of Revenues	7,469,581	5,606,502	1,863,079	33%
Gross Profit	10,409,146	8,723,570	1,685,576	19%
Operating
Expenses	9,649,884	8,901,691	748,193	8%
Net Income	764,499	(208,562)	937,061	467%

Revenues for the year ended December 31, 2011 were $17.9 million, an increase of 25% compared to revenues for the year ended December 31, 2010 of $14.3 million. The increase is primarily due to a 16% increase in brace sales volume and an increase of over 700% in body protection sales, the first of which were launched in the latter part of 2010. Our Brace and non-brace sales mix is 86% and 14% for 2011 and 93% and 7% for 2010 respectively. While our revenues increased by 25%, our cost of revenues increased from 39% of revenues in 2010 to 42% of revenues in 2011, or a decrease in gross profit from 61% in 2010 to 58% in 2011. This is the direct result of our body protection products generating lower gross margins than our brace products.

Total operating expenses increased by $748,000 in 2011, or 8% over 2010. We experienced an increase in research and development costs as we continue to develop new products. Our occupational costs increased by 21%, which was associated with the need for additional warehouse space to accommodate the increase in product ranges. Advertising and marketing increased by 25% due to the costs required for entry into new markets such as the entry into the Body protection market and the costs of creating market awareness of our expanded product range. Our product liability insurance premiums increased substantially in 2011 by 130%. These increased operating costs were partially offset by a 12% decrease in salaries and wages as a result of staff restructuring conducted during 2010, and a 32% decrease in professional fees as a result of less costs associated with patent litigation and maintenance. While operating costs increased compared to the prior year in terms of dollars, as a percentage of revenues they decreased from 62% in 2010 to 54% in 2011.

Division of Corporation Finance
June 15, 2012

As a result of our increased revenues in 2011 and lower operating costs as a percentage of revenues, net income increased from a loss of $208,000 for the year ended December 31, 2010 to a net income of $765,000 for the year ended December 31, 2011.

36.

Please revise to expand your discussion to explain in greater detail the factors causing all significant changes in your results and the underlying reasons for those factors. For example, you state gross profit percentage decreased in part due to additional logistics costs incurred to encourage increased customer orders and volumes globally. It is not clear whether this means you hired additional warehouse/order processing employees or something else. In addition, the impact of this factor and the change in product sales mix are not quantified. Please quantify each factor when two or more factors are cited as a cause of a variance between comparable periods to enable investors to understand the relative impact of each on your results. Refer to the “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33- 8350.htm for guidance.

RESPONSE: Please refer to our response to Comment 35 above.

37.

We note you sell Leatt branded braces and OEM for other brands, apparel, accessories, and other safety devices such as armor. We also note your disclosure on page 7 of the number of brace units sold. We believe your results of operations disclosure of revenues could be made more useful to investors by providing quantification, preferably in a table, of revenues by major product category and, with respect to braces, incorporating the units sold into the discussion of changes in related revenues. Please revise as appropriate.

RESPONSE: Please refer to our response to Comment 35 above.

Obligations under Material Contracts, page 26

38.	Please update the disclosure in the second paragraph by providing the outstanding amount under the Premium Finance Agreement.

RESPONSE: We note your comment and have updated our disclosure in the Amendment, as follows to reflect that the Company currently owes Flat Iron Capital $178,713 under the Premium Finance Agreement:

Pursuant to a Premium Finance Agreement, dated October 21, 2011, between the Company and Flat Iron Capital, a division of Wells Fargo Bank, N.A. ("Flat Iron"), we are obligated to pay to Flat Iron an aggregate sum of $881,442, in ten payments of $89,357, at a 2.99% annual interest rate, commencing on November 1, 2011 and ending on September 1, 2012. Any late payment during the term of the agreement will be assessed a late penalty of 5% of the payment amount due, and in the event of default Flat Iron has the right to accelerate the payment due under the agreement. The Company currently owes Flat Iron Capital 178,713 under the Premium Finance Agreement.

Critical Accounting Policies, page 27

39.

The discussion of your critical accounting policies should supplement, not duplicate, the description of accounting policies already disclosed in the notes to your financial statements. The disclosure should provide greater insight into the quality and variability of information regarding your financial condition and operating performance where significant estimates or judgment is involved. Please revise to focus the discussion on accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for them. Please see Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Division of Corporation Finance
June 15, 2012

RESPONSE: We note your comment and we have revised the discussion of our critical accounting policies in its entirety to focus on accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for them.

Security Ownership of Certain Beneficial Owners, page 29

40.	Please revise footnotes 4 and 5 to disclose the vesting dates of the option shares that were awarded to Mr. Leatt and Mr. Macdonald.

RESPONSE: We have revised the footnotes 4 and 5 to the beneficial ownership table to reflect as follows:

4) Includes a vested 5-year option to purchase 520,000 shares of the Company’s common stock at $0.04 per share, issued to Dr. Leatt under the Company’s 2011 Plan. The 520,000 shares vested on February 1, 2012, the grant date, and an additional 780,000 shares will vest in three equal portions on each of December 31, 2012, 2013 and 2014.

(5) Represents a vested 5-year option to purchase 780,000 shares of the Company’s common stock at $0.04 per share, issued to Mr. Macdonald under the Company’s 2011 Plan. The 780,000 shares vested on February 1, 2012, the grant date, and an additional 1,170,000 shares will vest in three equal portions on each of December 31, 2012, 2013 and 2014.

Executive Compensation, page 34

Summary of Employment Agreements, page 35

41.

It appears based on your exhibit list and Exhibits 10.15 and 10.16 that you have signed employment agreements with Erik Olsson and Philip Davy. Because they are your named executive officers, please revise your disclosure to describe the material terms of their employment agreements or advise. Refer to Item 402(o) of Regulation S-K.

RESPONSE: We have expanded our disclosure in the Amendment to reflect the material terms of Philip Davy’s and Erik Olsson’s employment agreements with the Company. Note, however, that Mr. Olsson is no longer included as a “named executive officer” in accordance with Item 402(a)(3) of Regulation S-K, because he is neither the Company’s CEO and CFO and all his compensation relates to his overseas assignment in Sweden as International General Manager and Head of International Distribution and all his compensation is attributed predominantly to such assignments.

Compensation of Directors, page 35

42.	Please revise your disclosure in this section to provide information about director compensation in tabular format. Refer to Item 402(r) of Regulation S-K.

RESPONSE: We note your comment and we have included our director compensation information in tabular format as follows:

The following table sets forth the total director compensation earned by our directors during our fiscal year ended December 31, 2011:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)
Dr. Christopher J. Leatt	7,404	-	-	-	7,404
Jeffrey J. Guzy	7,404	-	-	-	7,404
Sean Macdonald	7,404	-	-	-	7,404
Zafiris M. Zafiropoulos	1,851	-	-	-	1,851

Division of Corporation Finance
June 15, 2012

Narrative to Director Compensation Table

During the 2011 fiscal year, we did paid our directors approximately ZAR 5,000 (approximately, $617) per month compensation for their services as our directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We also reimburse our directors for reasonable travel expenses related to their duties as our directors.

Legal Proceedings, page 37

43.	For each proceeding, please revise to disclose, where applicable, the damages sought or tell us why this is not necessary.

RESPONSE: We have revised our disclosure under the Legal Proceedings heading in the Amendment to reflect as follows:

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings in the ordinary course of our business. Other than as set forth below, we are currently not aware of any legal proceedings the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse affect on our business, financial condition or operating results.

  Leatt is the exclusive licensee of certain patents, manufacturing, sale, use and distribution rights held by Xceed Holdings, including the patents to the Leatt-Brace®. On October 21, 2011, the Company sent a letter to Atlas’ subsidiary notifying them that certain models of Atlas’ neck braces infringe on the Company’s patents, demanding that Atlas should cease and desist the manufacture, use, offer and sale of such products. Instead of complying with the Company’s request, on December 1, 2011, Atlas filed a suit for judicial determination and declaratory judgment against the Company in the U.S. District Court for the Central District of California, that Atlas has not directly or indirectly infringed on certain of the Company’s U.S. patents, and that the Company has not right or authority to threaten, complain of, challenge, maintain suit, or interfere in any manner with Atlas’ manufacture, importation, distribution and sale in the U.S. of its neck brace. Atlas also sued to recover attorney’s fees and costs in connection with the suit. On January 18, 2012, the Company a filed an answer with the Court against Atlas’ declaratory judgment motion and jointly countersuing Atlas (with Xceed) for patent infringement. The Company believes that Atlas’ case is without merit.

  On October 1, 2010, a motorcycle rider filed a complaint against the Company in the U.S. District Court for the Western District of Kentucky for alleged strict liability and breach of product warranties, in connection with injury allegedly suffered by him during an accident while wearing one of the Company’s products. The plaintiff is seeking a recovery for medical, hospital, rehabilitation and related care expenses, both in the past and throughout the plaintiff’s lifetime; physical pain and mental suffering, both past and future; lost wages to the time of trial; permanent impairment of the plaintiff’s power and ability to earn income; inconvenience; reasonable attorney’s fees and costs; and punitive damages. This case has been set for trial on October 9, 2012. The Company believes that the lawsuit is without merit and the Company plans to vigorously defend itself.

  In February 2012, a complaint was filed against the Company on behalf of a motorcycle rider in the United States District Court for the Northern District of Ohio (Eastern Division) for alleged product liability claims in connection with injury allegedly suffered by the rider during an accident while wearing one of the Company’s products. The plaintiff is seeking damages in excess of $75,000, for compensatory and punitive damages together with interest and costs of bringing the action. The Company believes that the lawsuit is without merit and the Company plans to vigorously defend itself.

Division of Corporation Finance
June 15, 2012

  On December 30, 2011, a motorcycle rider brought suit against the Company alleging breach of warranty and product liability claims in connection with injury allegedly suffered by him during an October 2011 accident while wearing one of the Company’s products. The plaintiff is seeking damages in excess of $75,000 for compensatory and punitive damages together with interest and costs of bringing the action. The Company believes that the lawsuit is without merit and the Company plans to vigorously defend itself.

Market Price of and Dividends on Common Equity, page 38

44.	Please revise to state that there is no guarantee that you will be listed on the OTCQB or advise.

RESPONSE: We have revised the disclosure in the Amendment to reflect as follows, that our common stock is quoted on the over-the-counter electronic bulletin board maintained by the OTC Markets Group Inc. under the symbol "LEAT" and we are currently quoted on the OTC’s pink sheets. We expect that upon the effectiveness of this registration statement and the public availability of our information, our OTC status will change to the OTCQB but we cannot guarantee that this will be the case. The CUSIP number for our common stock is 522132 10 9.

45.

We note that you are quoted on OTC’s pink sheets. Please revise this section to disclose the high and low closing prices for your common stock as quoted on OTC. Additionally, please revise to include stock sale prices for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 201 (a)(1)(ii) of Regulation S-K.

RESPONSE: We not your comment and we’ve revised the disclosure in the Amendment as follows:

The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as quoted on the OTC. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Prices (1)
	High	Low
Year Ended December 31, 2012
1st Quarter	$0.05	$0.025
2nd Quarter (April 1, 2012 to June 15, 2012)	$0.06	$0.031
Year Ended December 31, 2011
1st Quarter	$0.04	$0.03
2nd Quarter	$0.03	$0.03
3rd Quarter	$0.02	$0.03
4th Quarter	$0.02	$0.05
Year Ended December 31, 2010
1st Quarter	$0.07	$0.04
2nd Quarter	$0.06	$0.035
3rd Quarter	$0.05	$0.025
4th Quarter	$0.05	$0.03

Division of Corporation Finance
June 15, 2012

Recent Sales of Unregistered Securities, page 38

46.	Please revise to clarify whether any consideration was received in each transaction or advise. Refer to Item 701 of Regulation S-K.

RESPONSE: All the issuances disclosed under the Recent Sales of Unregistered Securities were all made in connection with employment agreements between the Company and the recipients of the securities. The securities were issued in consideration of services provided to the Company by each of the referenced employees.

Description of Securities to Be Registered, page 39

Common Stock, page 39

47.	Because it is a legal conclusion, please delete the statement that “[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.”

RESPONSE: We note your comment and have deleted the statement as requested.

Financial Statements

Notes to the Financial Statements

48.	Please revise to disclose where royalty fees are classified on your statements of operations.

RESPONSE: See our response to Comment 50 below. The disclosure for Revenue Recognition in Note 2 Summary of Significant Accounting Policies has been revised to disclose where royalty fees are classified in the statements of operations.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition

49.

We note that products are sold to retailers through approximately 60 distributors. It is unclear as to whether revenue is recognized upon the sale to end users of the products (retailers) or upon transfer to the distributors. Please tell us and disclose when revenue is recognized and how you have determined that the timing of the recognition is appropriate and in accordance with ASC 605-15-25-1.

RESPONSE: We have revised the disclosure for Revenue Recognition in Note 2 Summary of Significant Accounting Policies to the fiscal year 2011 financial statements in the Amendment as follows:

Revenue and Cost Recognition - All manufacturing of Leatt-Brace® products is performed by third party subcontractors in China. The Company's products are sold worldwide to a global network of distributors and dealers, and directly to consumers (collectively the "customer"). Revenues from product sales are recognized when earned, net of applicable provisions for discounts, returns and allowances. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured.

The Company records its revenue and related cost of revenue for its product sales in the United States upon shipment of the merchandise to the customer. International sales are generally drop-shipped directly from the third party manufacturer to the Company’s customers. Revenue and related cost of revenue is recognized at the time of shipment from the manufacturer’s port when shipping terms are Free On Board (“FOB”) shipping point, Cost and Freight (“CFR”) or Cost and Insurance to named place (“CIP”) as legal title and risk of loss to the product pass to the customer. Sales to customers are generally final; however, in limited instances, product may be returned due to product quality issues or distributor terminations. Historically such returns are and have not been material. Cost of revenues also includes royalty fees associated with sales of Leatt-Brace® products.

Division of Corporation Finance
June 15, 2012

Note 3. Inventory, page F-13

50.

We note that you do not maintain a reserve for inventory obsolescence; however, $110,552 was written off for obsolete inventory in 2011. In light of the significant increase in your inventory balance, please tell us how you have determined that a reserve is not necessary as of December 31, 2011.

RESPONSE: Each year we examine the composition of our inventory by specific product and we examine the past sales history of each specific product (in terms of quantity and geographic location), the potential market for that product in the future (taking into account the best geographic location to sell the product), and the discounted price at which the product can be sold. The gross margin on the product being sold allows for substantial price discounts to be offered and still be sold with a positive gross margin, and we have been successful in the past in selling the older product version when the newer version is introduced into the marketplace. The $110,552 write-off represented old brace component parts that were held at the contract manufacturer’s locations and for which there was no longer any use. The balance of the parts held at the contract manufacturer’s locations are used in the production of the current brace versions and all other products can be sold at prices that will produce a positive gross margin. Based on this detailed analysis, we concluded that, with the exception of old composite parts for braces no longer being made (and for which the part cannot be used in any of the newer versions of the braces being marketed) no allowance for obsolescence was necessary.

Note 9. Commitments and Contingencies, page F-16

51.

We note that disputes are only reported in detail in the financial statements or footnotes when you believe that they may possibly have a material impact. Because you have provided disclosure on various litigation matters to which the company is exposed, we assume there is a reasonable possibility that these matters could have a material impact. In this regard, you have not disclosed either (i) the possible loss or range of loss or (ii) a statement that an estimate of the loss cannot be made. If there is at least a reasonable possibility that a loss may have been incurred, disclosure of an estimate or range of loss, or a statement that such an estimate cannot be made is required pursuant to ASC 450-20- 50. If you conclude that you cannot estimate the reasonably possible loss or range of loss, please (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

RESPONSE: We have evaluated the disclosures in Note 9 to the financial statements and after further review of ASC 450-20-50, we have completely revised this footnote. While we stated that we will report in detail legal matters that we believe may possibly have a material impact, we also stated that we are reporting on any litigation even if we believe the lawsuits are without merit and do not warrant any contingent liability provision. Since the matters we have identified are being handled by our insurance carriers, we do not expect any of the legal matters noted to have a material adverse effect on our financial statements. As such, we have revised Note 9 as follows:

Note 9 - Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is involved in various legal proceedings involving product liability and personal injury and intellectual property litigation. The Company is insured against loss for certain of these matters. The Company will record contingent liabilities resulting from asserted and unasserted claims against it when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company will disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. While the outcome of currently pending litigation is not yet determinable, the ultimate exposure with respect to these matters cannot be ascertained. However, based on the information currently available to the Company, the Company does not expect that any liabilities or costs that might be incurred to resolve these matters will have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Division of Corporation Finance
June 15, 2012

Signatures

52.

Please revise the signature page to include the signature page for Exchange Act filings. Also revise to remove the references to “Form 10-Q” and “the Securities Act of 1933.” Refer to Exchange Act Form 10.

RESPONSE: We have removed reference to the Securities Act of 1933 in the power of attorney as well as the stray reference to Form 10-Q which was inadvertent.

* * *

Division of Corporation Finance
June 15, 2012

If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at +27 (0) 21 557 7257 or Dawn Bernd-Schulz of Blank Rome LLP, our outside special securities counsel at (202) 772-5946.

Sincerely,

LEATT CORPORATION

By:/s/ Sean Macdonald
Name: Sean Macdonald
Title: Chief Executive Officer

cc: Dawn Bernd-Schulz, Esq.

ANNEX A

(see attached)

Motocrossgear.com Awards Perfect Score to New 2012
Leatt-Brace Chest Protector Adventure Pro

Earns "10 Out of 10" Rating after Testing by Leading
Motocross Website

CAPE TOWN, South Africa, Jan. 17, 2012 /PRNewswire/ -- Leatt Corporation (OTC: LEAT.PK), a global marketer and distributor of the Leatt-Brace®, a neck brace system designed to help prevent potentially devastating injuries to the cervical spine (neck) for helmeted sports, today announced that its new 2012 Leatt Chest Protector Adventure Pro was awarded a perfect "10 out of 10" grade by Motocrossgear.com, a leading motocross website that thoroughly tests, evaluates and grades products on the motorcycle market for its global readership.

Motocrossgear.com tested and evaluated the Leatt Chest Protector Adventure Pro on the basis of looks, comfort and safety before concluding it deserves "a solid 10 out of 10."

"Comfort is not something that is usually taken into account by manufacturers, but Leatt went out of their way to make sure that riders will be comfortable and actually put these protectors to use. When it comes to materials, Leatt has always been well-known for quality and the Adventure Pro is no exception. If you want a chest protector that is comfortable enough to really wear and will protect you, Leatt Adventure Pro Chest Protector is just that," concluded Motocrossgear.com in the evaluation currently posted on the website. The site also noted that "Leatt has really broken the mold with the brand new Adventure Pro in ways that are going to change the market forever."

"We make a serious effort to design and incorporate the best and most advanced technology into our products, so this test score by Motocrossgear.com is a great confirmation of the value of our efforts," said Sean Macdonald, CEO of Leatt Corporation. "We make comfort an important part of our design because many riders won't wear a chest protector because they aren't comfortable. As for safety, that is the leading feature of all our products and we use the highest rated materials on the market. We are very pleased to be recognized by Motocrossgear.com for the outstanding work of our entire team."

The Adventure Pro also includes:

  A design that integrates perfectly with the Leatt-Brace
  Back of protector meets the highest CE safety rating, EN 1621-2 Level 2
  Exclusive BraceOn strap system that elastically connects neck brace and chest protector yet allows independent movement of body, brace and chest protector

About Leatt Corporation:

Leatt Corporation develops, distributes and markets personal protective equipment and ancillary products for all forms of sports, especially extreme motor sports. The Leatt-Brace® is an award-winning neck brace system considered the gold standard for neck protection for anyone wearing a crash helmet as a form of protection. It was designed for participants in extreme sports or riding motorcycles, bicycles, mountain bicycles, all-terrain vehicles, snowmobiles and other vehicles.

For more information, visit: www.leatt-corp.com | www.leatt.com

Contacts
Allen & Caron Inc
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

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LEATT ADVENTURE PRO CHEST PROTECTOR

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Posted on December 5, 2011 by John. There have been comments

Leatt has really made a name for themselves over the past few years.

Their revolutionary neck braces have helped to change the motocross world forever, and now they are introducing a whole new protective line that will assist in making riders much safer on the track.

The Adventure Pro Chest Protector is a brand new product for 2012 in the Leatt line. This attractive piece of equipment offers a number of different features that are causing other manufacturers to scramble to put something together that will come remotely close to this impressive form of safety gear.

Comfort

One of the biggest reasons that individuals neglect to wear a chest protector is because they are flat out uncomfortable. But that is no longer a valid excuse with the Leatt Adventure Pro Chest Protector. Leatt has really broken the mold with the brand new Adventure Pro in ways that are going to change the market forever.

Anyone who has ever put on a chest protector is well aware of the annoying choking sensation. As you are riding around the track, the last thing that you want to have to worry about is being strangled by a piece of equipment that is supposed to help protect you. Well, during the testing for the Adventure Pro, it seems that all of these problems have been solved. Even on the skinniest test riders, the chest protector stayed right where it needs to be to help guard the riders from roost and sudden impacts.

The fit is also very close to the body, so you can wear the chest protector over or under your jersey. For added comfort, the arm and chest straps are both adjustable since no two riders are built the same way.

Safety

When it comes to the actual protection of most chest protectors, they really don't do much. Many are even created from foam, and what good will those do when you go flying through the air at 40+ mph? With the Adventure Pro, you can be assured that only the highest quality materials are used to ensure safety.

The back protector uses a SaS-Tec technology that is unique only to Leatt. On the front, you will find CE approved EN 14021 materials; in fact, the Adventure Pro boasts the highest CE rated materials available on the market.

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